SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934
September 14, 2010

KONINKLIJKE PHILIPS ELECTRONICS N.V.
(Exact name of registrant as specified in its charter)
Royal Philips Electronics
(Translation of registrant’s name into English)
The Netherlands
(Jurisdiction of incorporation or organization)
Breitner Center, Amstelplein 2, 1096 BC Amsterdam, The Netherlands
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑            Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐            No ☑
Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission:
E.P. Coutinho
Koninklijke Philips Electronics N.V.
Amstelplein 2
1096 BC Amsterdam — The Netherlands

This report comprises a copy of the following press release:
•	“Philips announces Vision 2015 strategic plan focused on growth and strengthening leadership in health and well-being”, dated September 14, 2010.

•	“Philips sells entire NXP equity stake to UK pension fund”, dated September 9, 2010.
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf, by the undersigned, thereunto duly authorized at Amsterdam, on the 14th day of September 2010.
KONINKLIJKE PHILIPS ELECTRONICS N.V.
/s/ E.P. Coutinho
(General Secretary)

Philips announces Vision 2015 strategic plan focused on growth and strengthening leadership in health and well-being
September 14, 2010
•	New 5 year plan builds on Vision 2010 gains; focuses on fuelling growth, increasing brand preference and market leadership

•	Philips lays out updated financial aspirations for 2011-2015
Amsterdam, The Netherlands — Royal Philips Electronics (AEX: PHI, NYSE: PHG) today outlined its strategic ‘Vision 2015’ plan to further strengthen Philips’ leadership in the domain of health and well-being. The company will detail its key priorities, market opportunities and investment focus areas for the coming years. Vision 2015 aims to fuel growth and bolster Philips’ competitive position in key markets, benefitting all the company’s stakeholders in a sustainable way.
“It has become customary for Philips to periodically provide our stakeholders a roadmap of how we want the company to develop,” Philips President and Chief Executive Officer Gerard Kleisterlee commented. “Our plan for 2015 is an evolution of our Vision 2010 strategy. We will continue to build on the key global trends to expand our leadership in key businesses such as home healthcare, LED lighting solutions and healthy living and personal care. I firmly believe Philips is uniquely positioned for growth as it continues to simply make a difference to people’s lives with meaningful, sustainable innovations.”
Vision 2015 defines several company-wide key priorities for the next five years:
•	Philips aims to expand its existing leadership positions whilst benefitting from several of its markets growing faster than global GDP.

•	Philips wants to be the preferred brand in health and well-being in the majority of the markets it operates in.

•	Philips is committed to being a leading company in matters of sustainability. The company looks at sustainability through the lenses of its sectors and defines specific ambitions for each of them, as communicated in its recent EcoVision5 program.

•	Philips wants to be seen by all stakeholders as making a positive difference in people’s lives.
As part of Vision 2015, Philips has set the following medium term performance aspirations for the Philips group:
•	Comparable annual sales growth on an annual average basis at least 2% higher than global Gross Domestic Product over the 2011 — 2015 period

•	Reported annual Earnings before Interest, Taxes, Amortization (EBITA) between 10% and 13% of sales in the 2011 — 2015 period

•	Growth of earnings per Share (EPS) at double the rate of comparable annual sales growth over the 2011 — 2015 period

•	Return on Invested Capital at least 4% above weighted average cost of capital
Gerard Kleisterlee will present Philips’ Vision 2015 in more detail to financial analysts and investors today at the company annual Lighting Capital Markets day in London. At this event, Lighting executives including Rudy Provoost, Chief Executive Officer of Philips Lighting, will present on the sector’s current market views, business priorities and ambitions.
“The lighting market is extremely dynamic,” commented Rudy Provoost. “We see the global shift to energy efficient lighting solutions and the rapid adoption of LED accelerating our growth. Emerging market expansion continues and we expect to capitalize on the positive long-term trends in those markets. Against this backdrop, we are strongly positioned to solidify our global leadership through delivering unique customer segment applications and solutions while leveraging our strong position in conventional lighting.”
During his presentation, Mr. Provoost will explain how Philips Lighting is well-positioned to grow sales and to further expand EBITA margins to 12-14% on a reported basis in the years to come.
Mr. Kleisterlee’s presentation will begin at 10:30 AM CET, or 09:30 AM GMT, and is expected to end around 12:00 AM CET, after which the Lighting Capital Markets Day will commence. All presentations can be followed via webcast at the Investor Relations website.
For more information, please contact:
Joon Knapen
Philips Corporate Communications
Tel: +31 20 5977477
Email: joon.knapen@philips.com
Arent Jan Hesselink
Philips Corporate Communications
Tel: +31 20 5977415
Email: arentjan.hesselink@philips.com
About Royal Philips Electronics
Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is a diversified health and well-being company, focused on improving people’s lives through timely innovations. As a world leader in healthcare, lifestyle and lighting, Philips integrates technologies and design into people-centric solutions, based on fundamental customer insights and the brand promise of “sense and simplicity”. Headquartered in the Netherlands, Philips employs approximately 116,000 employees in more than 60 countries worldwide. With sales of EUR 23 billion in 2009, the company is a market leader in cardiac care, acute care and home healthcare, energy efficient lighting solutions and new lighting applications, as well as lifestyle products for personal well-being and pleasure with strong leadership positions in flat TV, male shaving and grooming, portable entertainment and oral healthcare. News from Philips is located at www.newscenter.philips.com/main.

Forward-looking statements
This release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.

Philips sells entire NXP equity stake to UK pension fund
September 7, 2010
Amsterdam, The Netherlands — Royal Philips Electronics (AEX: PHI, NYSE: PHG) announced today that it will make a cash contribution of EUR 350 million, on September 7, 2010 to the Philips UK pension fund, as part of the Philips UK pension fund’s recovery plan. This contribution is a funding transaction and therefore has no impact on Philips’ earnings. The Trustees of Philips UK pension fund will use this contribution to purchase from Philips its entire equity stake in NXP.
The sale of NXP shares will lead to a EUR 140 million gain that Philips will report under Financial income in the third quarter of 2010.
For more information, please contact:
Joon Knapen
Philips Corporate Communications
Tel: +31 20 59 77477
Email: joon.knapen@philips.com
About Royal Philips Electronics
Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is a diversified health and well-being company, focused on improving people’s lives through timely innovations. As a world leader in healthcare, lifestyle and lighting, Philips integrates technologies and design into people-centric solutions, based on fundamental customer insights and the brand promise of “sense and simplicity”. Headquartered in the Netherlands, Philips employs approximately 116,000 employees in more than 60 countries worldwide. With sales of EUR 23 billion in 2009, the company is a market leader in cardiac care, acute care and home healthcare, energy efficient lighting solutions and new lighting applications, as well as lifestyle products for personal well-being and pleasure with strong leadership positions in flat TV, male shaving and grooming, portable entertainment and oral healthcare. News from Philips is located at www.philips.com/newscenter.
Forward-looking statements
This release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.